UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

09 May 2017

Commission File No. 001-32846

____________________________

 CRH public limited company

(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Notification of Transactions by Persons Discharging Managerial Responsibilities and Persons Closely Associated with them

 [This form is required for disclosure of transactions under Article 19 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulation)]

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Maeve Carton

Reason for the notification
a)	Position/status	Group Transformation Director, CRH plc
b)	Initial Notification Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	CRH plc
b)	LEI	549300MIDJNNTH068E74
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of €0.32 each [ISIN: IE0001827041]
b)	Nature of the transaction	Scrip Dividend
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		€33.08	16
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	5th May 2017
f)	Place of the transaction	Dublin, Ireland
g)	Additional Information	Automatic election under scrip dividend mandate.
Notification of Transactions by Persons Discharging Managerial Responsibilities and Persons Closely Associated with them

 [This form is required for disclosure of transactions under Article 19 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulation)]

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nicky Hartery

Reason for the notification
a)	Position/status	Chairman, CRH plc
b)	Initial Notification Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	CRH plc
b)	LEI	549300MIDJNNTH068E74
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of €0.32 each [ISIN: IE0001827041]
b)	Nature of the transaction	Scrip Dividend
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		€33.08	16
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	5th May 2017
f)	Place of the transaction	Dublin, Ireland
g)	Additional Information	n/a
Notification of Transactions by Persons Discharging Managerial Responsibilities and Persons Closely Associated with them

 [This form is required for disclosure of transactions under Article 19 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulation)]

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Siglas Holdings Limited

Reason for the notification
a)	Position/status	PCA (PDMR: Nicky Hartery: Chairman, CRH plc)
b)	Initial Notification Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	CRH plc
b)	LEI	549300MIDJNNTH068E74
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of €0.32 each [ISIN: IE0001827041]
b)	Nature of the transaction	Scrip Dividend
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		€33.08	216
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	5th May 2017
f)	Place of the transaction	Dublin, Ireland
g)	Additional Information	n/a
Notification of Transactions by Persons Discharging Managerial Responsibilities and Persons Closely Associated with them

 [This form is required for disclosure of transactions under Article 19 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulation)]

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Albert Manifold

Reason for the notification
a)	Position/status	Chief Executive, CRH plc
b)	Initial Notification Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	CRH plc
b)	LEI	549300MIDJNNTH068E74
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of €0.32 each [ISIN: IE0001827041]
b)	Nature of the transaction	Scrip Dividend
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		€33.08	861
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	5th May 2017
f)	Place of the transaction	Dublin, Ireland
g)	Additional Information	n/a
Notification of Transactions by Persons Discharging Managerial Responsibilities and Persons Closely Associated with them

 [This form is required for disclosure of transactions under Article 19 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulation)]

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Senan Murphy

Reason for the notification
a)	Position/status	Finance Director, CRH plc
b)	Initial Notification Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	CRH plc
b)	LEI	549300MIDJNNTH068E74
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of €0.32 each [ISIN: IE0001827041]
b)	Nature of the transaction	Scrip Dividend
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		€33.08	12
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	5th May 2017
f)	Place of the transaction	Dublin, Ireland
g)	Additional Information	n/a
Notification of Transactions by Persons Discharging Managerial Responsibilities and Persons Closely Associated with them

 [This form is required for disclosure of transactions under Article 19 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulation)]

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joan Duffy

Reason for the notification
a)	Position/status	PCA (PDMR: Neil Colgan, Company Secretary, CRH plc)
b)	Initial Notification Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	CRH plc
b)	LEI	549300MIDJNNTH068E74
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of €0.32 each [ISIN: IE0001827041]
b)	Nature of the transaction	Scrip Dividend
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		€33.08	27
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	5th May 2017
f)	Place of the transaction	Dublin, Ireland
g)	Additional Information	n/a

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company

(Registrant)

Date 09 May 2017

 By:___/s/Neil Colgan___

N.Colgan

Company Secretary